           March 6, 2009

Via EDGAR and Facsimile
Mr. Karl Hiller
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Stillwater Mining Company
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 26, 2008
File No. 001-13053

Dear Mr. Hiller:

This letter is submitted on behalf of Stillwater Mining Company (the "Company") in response to the comment letter, dated February 5, 2009 (the "Letter"), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") with respect to the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (the "2007 Form 10-K").

For reference purposes, the text of the comment in the Letter has been reproduced in this letter in italics, with the Company’s response following it.

Form 10-K for the fiscal year ended December 31, 2007

Note 3 – Sales, page 83

1.
We note your January 16, 2009 response to comment 1, regarding your accounting for by-product revenues, clarifying that you have not allocated costs to by-products, the sales of which generated significant revenues during 2007; and that you believe implementing a practice of cost allocation would not result in material amounts being assigned.  We also note your November 25, 2008 response to comment 3, that you believe offsetting your by-product revenue against cost of sales is not uncommon in your industry.

We understand that you may have developed conventions in accounting for by-product revenues and costs out of convenience during periods when the amounts were nominal.  However, given the significance of your by-product revenues, in relation to your mine production revenues, total revenues, and costs of metals sold in 2007, it appears that gross reporting of revenues would better reflect the economics and would result in a more informative presentation to users.  Please follow this guidance when reporting by-product revenues in the future.  You may find the guidance in paragraph 79 of CON 6, Rule 5-03(b) of Regulation S-X, and SAB Topic 1:M helpful in understanding our view.

Given the foregoing, we would also expect a reasonable measure of costs to be allocated to the by-products and that such inventory be accounted for in a manner consistent with the timing of the by-product sales, particularly if the effects would be material.

Response:

As the staff has recommended, the Company will reclassify the proceeds from its by-product sales from Costs of metals sold into Revenues – Mine production effective with its 2008 Annual Report on Form 10-K, to be filed with the SEC on or before March 16, 2009.  All prior years included in the 2008 Form 10-K and in subsequent Quarterly Reports on Form 10-Q will be reclassified to conform to this presentation, and appropriate disclosure will accompany the reclassification.

In reviewing the staff’s comment on cost allocation, the Company has analyzed allocating a measure of costs to the by-product streams, treating each of the by-products as co-products through each relevant stage of inventory.  Costs are allocated based on relative volumes of material processed in each stage of inventory, consistent with the Company’s historical practice, except that when factoring in the by-products, pounds of copper and nickel are first converted to precious metal equivalents based on relative value, to provide a consistent basis for cost allocation. Allocation of costs based on relative volumes processed is consistent in practice with the basis on which most costs are actually incurred.

The Company has performed this revised cost allocation on a joint costing basis month by month for 2007 and 2008, reflecting the impact of differences in timing, and has concluded that allocating costs to the by-products would have no material effect on costs of metals sold, reported earnings or balance sheet inventory value in any of the Company’s quarterly or annual SEC filings for reporting periods in 2007 or 2008. Consequently, in view of the considerable additional effort to procure timely the data needed to perform this calculation and its immaterial effect on the Company’s financial reporting, at this time the Company proposes not to change its method of cost allocation. However, the Company will continue to monitor the relative volumes and incremental costs of processing these metals in the future, and should the proportions or processing costs of these materials change appreciably, will revisit the need to allocate a share of inventory costs to by-products.

Effect of Assigning Cost to By-products in Inventory
(Change in reported earnings per share)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

2007	$ 0.006	$(0.009)	$(0.006)	$ 0.001	$(0.008)

2008	$ 0.009	$(0.008)	$(0.004)	$(0.008)	$(0.011)

*           *           *

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the 2007 Form 10-K, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the 2007 Form 10-K and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at (406) 373-8724, or John R. Stark, the Company's General Counsel at (406) 373-8712, should you require further information or have any questions.

Sincerely,

/S/ Gregory A. Wing
Gregory A. Wing
Vice President and Chief Financial Officer

cc:           David Hill, KPMG LLP
Jeffrey W. Tindell, Skadden, Arps, Slate, Meagher & Flom LLP